

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2017

Via E-mail
John Black
Chief Financial Officer
Canada Goose Holdings Inc.
250 Bowie Avenue
Toronto, Ontario, Canada, M6E 4Y2

> **Re:** **Canada Goose Holdings Inc.**
> **Registration Statement on Form F-1**
> **Filed June 14, 2017**
> **File No. 333-218714**

Dear Mr. Black:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Thomas Holden, Esq.
       Ropes & Gray LLP